January 16, 2009

Kimberly A. Dang
Vice President and Chief Financial Officer
Knight Inc.
500 Dallas Street, Suite 1000
Houston, Texas 77002

      Re: Knight Inc.
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed March 31, 2008
             Form 10-Q for Fiscal Quarter Ended September 30, 2008
             Filed November 13, 2008
             File No. 001-06446

Dear Ms. Dang:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

cc: Gary W. Orloff, Esq.
       Bracewell & Giuliani LLP
       Facsimile No. (713) 221-2166